June 28, 2010

VIA EDGAR

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Celestica Inc.
Form 20-F for the fiscal year ended December 31, 2009
File No. 001-14832

Dear Mr. Krikorian:

I am writing to respond to the questions of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter addressed to me dated June 4, 2010 concerning the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Filing”), filed by Celestica Inc. (“Celestica”) with the Commission on March 23, 2010. Celestica hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings, and Celestica may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The text of the Staff’s comments is set forth in italics below, followed by Celestica’s response.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 3. Key Information

D. Risk Factors

“We are dependent on a limited number of customers and end markets, primarily within the consumer, communications and enterprise computing markets, for a substantial portion of our revenue,” page 5

1.                                      We note that Research in Motion accounted for 17% of your total revenues in the fiscal year 2009. With a view towards future filings, tell us what consideration you have given to including a summary description of the material terms of your agreement with Research in Motion in your Business Overview section. Refer to Item 4.B.6 of Form 20-F. Also, please tell us whether you have a contract with this entity, and, if so, provide us with your analysis as to whether you are required to file this contract as an exhibit to your Form 20-F. Refer to Instruction 4 of the Instructions as to Exhibits in Form 20-F.

Celestica

844 Don Mills Road

Toronto, Notario

Canada M3C 1V7

www.celestica.com

RESPONSE: We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements do not typically guarantee a particular level of business or fixed pricing. Instead, we bid on a project-by-project basis and receive customer purchase orders for specific quantity and timing of products. Because the master supply agreements are ordinary course and provide general terms for the sale of goods or services, we do not believe that any of these agreements are required to be filed as exhibits to our Form 20-F.

We have agreements in place with Research in Motion (RIM) that cover general terms of manufacturing and repair. We bid on RIM’s business on a project-by-project basis, and RIM purchases from Celestica are by individual purchase orders. Because of the structure of our business relationship with RIM, we do not believe that there is any agreement that is required to be filed as an exhibit to our Form 20-F

“Competitors with component manufacturing capabilities may have greater opportunities than we do to win additional business from some of our customers....,” page 8

2.                                      You state that you procure all of your components from third-party suppliers. However, you do not appear to have filed as exhibits to your Form 20-F any contracts with these suppliers or included a summary description of any arrangements with such suppliers that may be material to your business. With a view towards future filings, consider including a description of the material terms of any material agreements you may have with these suppliers in your Business Overview section. Tell us whether you have contracts with any of these entities, and, if so, provide us with your analysis as to whether you are required to file these contracts as exhibits to your Form 20-F. Refer to Instruction 4 of the Instructions as to Exhibits in Form 20 F.

RESPONSE: We generally do not enter into master purchase agreements with our suppliers and we have no individual supplier that accounts for more than 10% of our purchases. We procure substantially all of our materials and components pursuant to individual purchase orders that are short-term in nature.

We do not believe there are any material supply agreements to be described in the Business Overview or to be filed as exhibits to our Form 20-F.

“The interest of our controlling shareholder may conflict with the interest of the remaining holders of our subordinate voting shares,” page 15

3.                                       We note that Onex Corporation holds approximately 69% of the voting interest in your company. In your future filings, consider revising your risk factor caption to convey clearly that Onex Corporation holds 69% of the voting interest in your company. Also, expand your disclosure to describe in more detail the controlling interest relationship held by Onex Corporation in your Business Overview section. Further, it appears that you are not relying upon the exception for controlled companies to Section 303A of the NYSE Listed Company Manual, Corporate Governance Standards, but the exception for foreign private issuers to this section. Please confirm.

RESPONSE: In response to the Staff’s comment, in future filings, we will revise the wording of this Risk Factor caption to state specifically the percentage of Onex’s voting interest in Celestica, and we will add to our Business Overview section a description of Onex’s controlling interest.

We confirm that Celestica relies on the foreign private issuer exception from Section 303A of the NYSE Listed Company Manual in connection with its compliance with the NYSE Listed Company Manual rather than the controlled company exception contained in Section 303A.

“The efficiency of our operations could be adversely affected by any disruptions from our third party IT providers,” page 14

4.                                       We note that you have outsourced IT systems support for your production control and inventory management systems and that your operations could be adversely affected by any disruptions from these third-party providers. Tell us what consideration you have given to including disclosure of the material terms of these agreements in your disclosure and whether these agreements should be filed as exhibits to your Form 20-F. Refer to Instruction 4(b)(ii) of the Instructions as to Exhibits in Form 20-F.

RESPONSE: Our outsourcing agreement with a third-party provider of IT services can be terminated in whole or in part, upon six months’ notice, at any time after November 2010. The services provided under this agreement are not unique and similar services could be performed in-house or by multiple other global third-party infrastructure outsourcing providers. We are not substantially dependent on this agreement, and have therefore not filed it as an exhibit to our Form 20-F.

In future filings, if we retain this risk factor we will revise it to note that the overall risk is the loss of IT services (not a risk with respect to this single provider) that could have a significant short-term impact on our operations.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 34

5.                                       Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 37 addressing the decrease in gross profits and decrease in selling, general and administrative expenses. Please note that prefacing a reference to the source or sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III. D of SEC Release No. 34-26831. To the extent possible, please quantify the sources of material changes and offsetting factors.

RESPONSE: We note the Staff’s comment and we will quantify the sources of material changes and offsetting factors in future filings.

Revenue, page 35

6.                                       Please clarify your statement that revenue decreased in all end markets, other than the consumer market, which was relatively flat compared with 2008, as we note from your table on page 35 that consumer revenue increased from 23% in the fiscal year 2008 to 29% in 2009.

RESPONSE: Our statement that “revenue decreased in all end markets, other than the consumer market, which was relatively flat” refers to a change in absolute revenue dollars versus a change in percentage of total revenue. Revenue for the consumer market was approximately $1.8 billion for each of 2009 and 2008. In future filings, we will clarify our statement to identify that we are referring to revenue dollars.

Unaudited Quarterly Financial Highlights, page 50

7.                                       Refer to the tabular reconciliations of Canadian GAAP earnings (loss) to adjusted net earnings and other non-GAAP metrics on page 52. We believe that the non-GAAP operating statement columnar format appearing on page 52 conveys undue prominence to statements based on non-GAAP information and, generally, should not be presented. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e).

RESPONSE: In light of the Staff’s comment, we will amend our presentation of non-GAAP measures in future filings. A sample presentation for illustrative purposes only is set forth below:

Reconciliation of GAAP to Non-GAAP measures:

	Three months ended			Six months ended
	June 30	June 30		June 30	June 30
	2009	2010	% of revenue	2009	2010	% of revenue
GAAP gross profit
Stock-based compensation
Non-GAAP gross profit

GAAP SG&A
Stock-based compensation
Non-GAAP SG&A

GAAP earnings before tax
Interest expense or income
Stock-based compensation
Amortization of intangible assets (excluding amortization of computer software)
Goodwill and long-lived asset write-down
Gains or losses on the repurchase of shares or debt
Restructuring and other costs
Non-GAAP operating earnings (EBIAT)

GAAP net earnings
Stock-based compensation
Amortization of intangible assets (excluding amortization of computer software)
Goodwill and long-lived asset write-down
Gains or losses on the repurchase of shares or debt
Restructuring and other costs
Tax effect of above and deferred tax write-offs or recoveries
Non-GAAP adjusted net earnings

Diluted EPS
GAAP - earnings per share
Non-GAAP - adjusted net earnings per share

GAAP cash provided by operations
Purchase of property, plant and equipment, net of sales proceeds
Non-GAAP free cash flow

8.                                       We note that “management uses these non-GAAP measures to assess operating performance.” Please more fully describe the specific ways in which management uses each of these measures to conduct or evaluate the business. Your discussion should also describe the economic substance behind management’s decision to use each measure, the material limitations associated with the use of the non-GAAP financial measures and the manner in which management compensates for these limitations when using the non-GAAP measures.

RESPONSE: We propose to include in future SEC filings and in press releases that refer to non-GAAP measures language similar to that set forth below, and will provide a more comprehensive description of management’s rationale for using each of these measures in the conduct or evaluation of our business:

Use of Non-GAAP Measures

To supplement our unaudited selected financial data presented on a basis consistent with GAAP, the table set forth herein [this table would be comparable to the table included in our response to question 7] includes non-GAAP measures for gross profit, gross margin, selling, general and administrative expenses (SG&A), operating earnings, operating margin, adjusted net earnings, adjusted net earnings per share, return on invested capital and free cash flow.

In calculating these non-GAAP financial measures, management excludes the following items: stock-based compensation, amortization of intangible assets (excluding amortization of computer software), restructuring and other charges (most significantly restructuring charges), the write-down of goodwill and long-lived assets, and gains or losses related to the repurchase of shares and debt, net of tax and significant deferred tax write-offs or recoveries.

Management uses non-GAAP measures (1) to assess operating performance and the effective use and allocation of resources, (2) to provide more meaningful period-to-period comparisons of operating results, both internally and against operating results of competitors, (3) to enhance investors’ understanding of the core operating results of the business and (4) to set management incentive targets.

We believe investors use both GAAP and non-GAAP measures to assess management’s current, future and past decisions associated with strategy and allocation of capital, as well as to analyze how businesses operate in, or respond to, swings in economic cycle or to other events that impact core operations.

These non-GAAP measures do not have any standardized meaning prescribed by Canadian or U.S. GAAP. Non-GAAP measures are not measures of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure under Canadian or U.S. GAAP. The most significant limitation to management’s use of non-GAAP financial measures is that the charges and expenses excluded from the non-GAAP measures are nonetheless charges required to be recognized under GAAP and have an economic impact on the Company. Management compensates for these limitations primarily by issuing GAAP results to show a complete picture of the Company’s performance, and reconciling non-GAAP results back to GAAP.

The economic substance of these exclusions and management’s rationale for excluding these from non-GAAP financial measures is provided below:

Stock-based Compensation, which represents the estimated fair value of stock options and restricted stock units granted to employees, is excluded since grant activities vary significantly from quarter to quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude stock-based compensation from their core operating results, and who may have different granting patterns and types of equity awards and who may use different option valuation assumptions than we do.

Amortization charges (excluding amortization of computer software) consists of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangibles varies among competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also exclude amortization charges.

Restructuring and Other Costs, which consist of severance, lease termination and facility exit costs associated with closing and consolidating manufacturing facilities, reductions in infrastructure and costs associated with the integration of acquired businesses into our operations, are excluded because such charges are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe that excluding these charges permit a better comparison of our core operating results with those of our competitors who also generally exclude these costs in assessing operating performance.

Impairment Charges, which consist of non-cash charges against goodwill and long-lived assets, resulting primarily when the carrying value of these assets exceeds their fair value. These charges are excluded because they are generally non-recurring. In addition, our competitors may record impairment charges at different times and excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares and debt are excluded as these gains or losses do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

Significant deferred tax write-offs or recoveries are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges in assessing operating performance.

Free cash flow is a measure used by management in addition to cash flow from operations. We believe free cash flow provides another level of transparency of our liquidity as it represents cash generated after the purchase of capital equipment or property.

9.                                       We note that management uses free cash flow as a measure to assess cash flow performance and that there is no comparable measure under GAAP. Tell us how you determined that free cash flow does not represent a liquidity measure, the most comparable measure under GAAP being operating cash flows.

RESPONSE: We have reviewed the disclosure on page 52, note (6) regarding free cash flow and do not believe we represented that free cash flow is not a liquidity measure. We do highlight that free cash flow does not have a standard meaning as prescribed by Canadian or U.S. GAAP. In future filings, we will provide a reconciliation of free cash flow to operating cash flow, deducting capital expenditures (net of proceeds from the sale of surplus property and equipment).

10.                                 We note that the guidance for the first quarter of 2010 presented on page 54 includes “Adjusted net earnings per share, using the revised definition.” Please tell us how you determined that your presentation of this range complies with Item 10(e) of Regulation S-K.

In this regard, you do not appear to have provided a reconciliation between the non-GAAP range presented and the most directly comparable GAAP measure range.

RESPONSE: Our guidance includes a range for adjusted net earnings per share which we believe is an important metric for investors to understand our core operating performance and to compare our operating results against our competitors. Historically, we have not reconciled the range of adjusted net earnings per share to GAAP net earnings per share due to the inherent uncertainties associated with forecasting the amount and timing of restructuring, impairment and other items. We will, in future filings, provide a range of the estimated per share impact for items we can reasonably forecast, which will include stock-based compensation, restructuring and amortization charges.

11.                                 We have similar concerns regarding the non-GAAP presentations made within the press releases and exhibits filed with Forms 6-K on January 27, 2010 and April 27, 2010 that are incorporated by reference into your registration statements.

RESPONSE: See our responses to questions 9 and 10. We will endeavor to provide similar information for future press releases that include non-GAAP presentations.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

(f) Inventories, page F-10

12.                                 We note that in 2009 you recorded a net inventory valuation reversal of $1.0. Identify the components, and their amounts, that result in this adjustment amount. For any component that has the effect of increasing the value of your inventory, explain how your accounting complies with paragraph ASC 330-10-35. In this regard, we note that your reconciliation between Canadian and US GAAP policies does not identify a difference in how inventory is accounted for.

RESPONSE: The $1 million inventory valuation reversal represents a realized gain on sale of inventory to third parties that was previously written down. Consistent with ASC 330-10-35, none of this amount has the effect of increasing the value of inventory on hand at December 31, 2009.

* * *

We do not believe that the information we have provided in this response to the Staff’s comments materially changes the information we have provided previously in the Filing.

Please feel free to call me at (416) 448-4620 with any further questions or comments you may have.

Sincerely,

Elizabeth L. DelBianco